Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 4 to the Registration Statement on Form S-4 (No. 333-192098) and related Prospectus of Hyster-Yale Materials Handling, Inc. for the offer by the selling stockholders to exchange up to 730,933 shares of Class A common stock for up to 730,933 shares of Class B common stock of Hyster-Yale Materials Handling, Inc., and to the incorporation by reference therein of our reports dated February 28, 2017, with respect to the consolidated financial statements and schedule of Hyster-Yale Materials Handling, Inc., and the effectiveness of internal control over financial reporting of Hyster-Yale Materials Handling, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio
March 17, 2017